

MOL HUNGARIAN OIL AND GAS PLC.

Finance

7th August, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.



Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 8/26


MOL

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

7 August, 2003

MOL submitted an offer for the purchase of a 79.5 % shareholding in Beopetrol

MOL Hungarian Oil and Gas Company has today submitted a binding offer for the acquisition of a 79.53% shareholding in Beopetrol a.d. Beograd, a leading oil products distribution company in Serbia.
Following the due diligence, MOL believes that it can offer its expertise and support to create a unique opportunity for Beopetrol's long-term development and market growth through substantial asset modernisation, operational efficiency improvement and knowledge transfer.
MOL believes that it is well positioned to help Beopetrol develop its position in the high growth-potential Serbian market. MOL has a proven track record in creating value through it successful cross-border partnerships in the region.

Beopetrol is present in downstream oil activities, mainly in the distribution of petroleum products, including gasoline, gasoil, fuel oil LPG and lubricants through a network of 179 fuel stations in Serbia. Beopetrol ranks as the second largest petroleum products retailer in Serbia, with annual sales of approximately 400,000 tonnes.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL
First Half and Second Quarter Preliminary Results


Slovnaft

2003



www.mol.hu

MOL



STRONG OPERATING CASHFLOW IN SPITE OF GROWING GAS BUSINESS LOSSES

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2003 second quarter and first half preliminary results. This report contains consolidated financial statements for the period ended 30 June 2003 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q2 2002		Q2 2003		Change %		H1 2002		H1 2003		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	286.5	1,082.4	354.1	1,603.7	24	48	578.3	2,130.0	692.8	3,094.2	20	45
EBITDA	45.7	172.6	23.6	106.9	(48)	(38)	74.2	273.3	72.1	322.0	(3)	18
Operating profit/(loss)	29.0	109.6	0.7	3.2	(98)	(97)	41.2	151.7	29.0	129.5	(30)	(15)
Net financial expenses/(gain)	(1.8)	(6.8)	9.6	43.5	n.a.	n.a.	(0.1)	(0.4)	18.7	83.5	n.a.	n.a.
Net income/(loss)	29.4	111.1	(10.5)	(47.6)	n.a.	n.a.	39.6	145.9	12.3	54.9	(69)	(62)
Operating cash flow	**40.0**	**151.1**	**37.1**	**168.0**	(7)	11	**95.9**	**353.1**	**92.3**	**412.2**	(4)	17

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q2 2002:264.7HUF/USD, for H1 2002:271.5 HUF/USD, for Q2 2003:220.8 HUF/USD, for H1 2003:223.9 HUF/USD.

In the first half of 2003 net income fell 69% to HUF 12.3 bn (USD 54.9 million), due primarily to a significant deterioration in the gas business result and the adverse affect of currency movements on foreign currency denominated debt. Nevertheless, EBITDA was almost stable at HUF 72 billion (up 18% to 322 million in USD terms) reflecting the strong cash generation of our underlying businesses.

Overview of the environment

MOL's operations were influenced by several external factors in H1 2003. The Iraqi conflict in March caused some volatility in crude oil prices. High pre-war crude prices fell significantly after the successful resolution of the conflict, though there was an increase again towards the end of the period. The global economy remained sluggish and market demand grew slowly in Central Europe. Exchange rate movements also influenced MOL's results. While the Forint was unexpectedly strong against the USD during most of the period, a shift in the predetermined exchange rate band resulted in a sharp weakening of the forint in June, particularly against the Euro. MOL's reported figures for 2003 were also significantly influenced by the full consolidation of Slovnaft beginning from Q2 2003.

The average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) rose by 22% compared to H1 2002 (an increase of only 1% in HUF terms). Average USD denominated crack spreads of CIF Med gasoline, gas oil and naphtha increased by 43%, 93% and 76%, respectively compared to the first half of 2002. The US dollar depreciated by an average of 17.5% against the Hungarian Forint in the first half of the year. EUR appreciated by 13% from year-end 2002 to the end of H1 2003 (from 235.9 to 266.3).

- **Exploration and Production** operating profit in H1 2003 was HUF 29.3 bn (USD 130.9 mn), broadly unchanged due to the combination of stable HUF denominated oil prices, an increase in hydrocarbon production and the recognition of a HUF 1.2 billion provision and a HUF 1.1 billion impairment loss.
- **Refining and Marketing** contributed operating profit of HUF 26.0 bn (USD 116.1 mn), an 6% increase (in USD terms 29%) over the first half of 2002, primarily reflecting the positive effects of higher refining and marketing margins and the consolidation of Slovnaft, counterbalanced by forint strength and negative inventory holding effects. Estimated clean USD based CCS profit rose 71%.
- The **Natural Gas** segment result deteriorated significantly to an operating loss of HUF 12.4 bn (USD 55.4 mn) in contrast to the HUF 3.8 bn (USD 14.0 mn) loss in H1 2002. This weak performance was mainly the result of higher import gas prices not being fully reflected in domestic selling prices.
- The **Petrochemical** segment's operating profit was HUF 4.8 bn (USD 21.4 mn), compared to a HUF 3.2 bn (USD 11.8 mn) profit in H1 2002. The significant improvement is largely due to improved feedstock mix and favourable HUF strength against USD.
- Improvements in efficiency continued as recurring **controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding Slovnaft, decreased slightly in real terms and headcount without Slovnaft was reduced by 18 % y-o-y, from 15,254 to 12,441. Slovnaft's controllable costs excluding additional maintenance costs and



- **Capital expenditures** and investments grew to HUF 99.6 bn (USD 445 mn), compared to HUF 25.1 bn in H1 2002, mainly as a result of the completion of the West-Siberian ZMB transaction and the purchase of a majority stake in Slovnaft. In spite of this MOL's gearing ratio at June 30, 2003 dropped to 29% (against 30% at June 30, 2002) and net debt on June 30, 2003 was HUF 242.9 bn.
- **Operating cash flow** before changes in working capital grew 5% to HUF 76.6 bn (USD 342.1 mn). Including working capital changes, operating cash flow fell 4% to HUF 92.3 bn (USD 412.2 mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"The second quarter of 2003 was a challenging quarter for MOL, as currency movements strongly influenced our financial results and the gas business produced a significant loss. Nevertheless, progress was achieved in many areas, from our upstream venture in Siberia to our integration project with Slovnaft in Central Europe. Notably, in Q2 2003, the Hungarian Parliament passed a Gas Law, which establishes the basis for a normalised gas regulatory environment to begin operation in line with EU norms from the beginning of 2004. The implementation of this new regulatory environment requires a number of issues to be finalised satisfactorily in governmental and ministerial decrees in the second half of this year. This means that while we expect the gas business to close the year with a loss of between HUF 15-20bn (based on current assumptions and not including the expected capital gain from the divestiture of certain retail gas companies), the business should be operating on a transparent and profitable basis next year, if the new system is implemented according to stated plans.

In Q2, the Government announced its intention to reduce the Hungarian State's ownership in MOL and expressed its support for MOL's Board to make a strategic decision on the future of the gas business based on economic considerations. These decisions are of great significance and support MOL's strategy of becoming a truly competitive regional force in the oil sector.

Furthermore, our continued efforts in Croatia in the quarter helped us to successfully conclude our bid in the INA privatisation tender. It is our fundamental belief that this transaction will create value for MOL's shareholders through the establishment of a regional player with a strong market presence through the high growth Baltic-Adriatic corridor."

Mr György Mosonyi, Chief Executive Officer of MOL added:

"In our non-regulated businesses, market factors and certain one-off items, for example the major maintenance shut-down of certain refinery plants, induced mixed results. Relative forint strength in much of the first half of the year detracted from the performance of both our upstream and downstream oil businesses, while a weakening of the forint against the Euro and USD towards the end of the period resulted in a significant loss being booked on foreign currency based debt.

In our upstream segment the ZMB project operated on schedule and contributed 256kt of crude oil production in the first half, already representing nearly 50% of domestic crude production. In spite of the negative effects on our downstream business caused by the weak dollar and the inventory holding effect, operating profit on a current cost of supply basis, which better reflects the performance of the segment, rose by 34% in the first half. A 26% growth in Hungarian new car sales in the first half of the year and an ongoing reduction in the unfavourable excise duty differential with neighbouring countries, bodes well for demand in the second half of the year. The petrochemical business produced strong results in part due to the currency environment and in part because Group level optimisation enabled the supply of a highly favourable feedstock mix. However, the petrochemical industry outlook is much less favourable for the second half of the year.

Our continued efforts to exploit synergies drove us to start our integration project, through which MOL and Slovnaftwill work on an integrated basis from 2004. As a result of efficiency improvements, in spite of the consolidation of Slovnaft in Q2 2003, Group personnel expenses in the first half of 2003 fell year-on-year."



Exploration and Production

Segment IFRS results

Exploration & Production	Q2 2002		Q2 2003		Change %		H1 2002		H1 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	16.6	62.7	15.8	71.6	(5)	14	37.3	137.4	39.7	177.3	6	29
Operating profit/(loss)	**12.0**	**45.3**	**11.3**	**51.2**	**(6)**	**13**	**28.7**	**105.7**	**29.3**	**130.9**	**2**	**24**
CAPEX and investments[1]	6.1	23.0	13.0	58.9	113	156	9.5	35.0	39.2	175.1	313	400

Key segmental operating data

FY 2002	HYDROCARBON PRODUCTION (gross figures before royalty)	Q2 2002	Q2 2003	Change %	H1 2002	H1 2003	Change %
	Crude oil production (kt)						
1,050	Hungary	261	277	6	532	550	3
0	International	0	256*	n.a.	0	256	n.a.
3,101	**Natural gas production (million m³, net dry)**	710	656	(8)	1,651	1,596	(3)

*including production of Q1 2003 (117.8 kt)

Segmental operating profit, excluding provisions and impairment, increased by HUF 1.6 bn in Q2 2003 compared to the same period of 2002. The first time consolidation of profit from the ZMB project in Q2 2003 was the main contributor to the improvement. External market conditions also had a significant effect on segment profitability. While the USD denominated Brent crude oil price increased by 4% y-o-y, as a consequence of HUF strengthening, the HUF denominated crude price fell by 11.5% compared to Q2 2002. The transfer price of natural gas, which is based on the regulated wholesale price, rose by 11.1% (for high-caloric value gas), due to the price rise in mid-May. HUF 1.2 bn provisions were established in Q2, predominantly for future field abandonment and a HUF 1.1 bn depletion was recognised in the period on assets of certain less efficient producing fields. The revision of provisions and impairment are part of the ongoing audit of half-year figures initiated to support the planned privatisation of MOL.

External sales grew strongly, by HUF 4.8 bn, in Q2 2003, due mainly to the proportional consolidation of the ZMB project. Controllable costs, excluding costs attached to the ZMB project, were stable. Exploration costs were HUF 0.9 bn lower y-o-y in Q2 2003. Domestic exploration costs decreased by HUF 1.2 bn due to portfolio changes, while international exploration costs increased by HUF 0.3bn, as a result of higher exploration costs at the Yemeni project. Segmental capital expenditure increased significantly, due to intensive field development work on the ZMB field.

Domestic crude oil production reached 277 kt in Q2 2003, 6% higher y-o-y, as a result of production intensification in existing fields and trial production in new fields. Natural gas production decreased by 54 Mm3, due to both the natural depletion of fields and lower demand from the power sector for low caloric value gas. International crude oil production from the ZMB field was 256 kt (of which 118kt was actually produced in Q1, but recorded for Q2, as for technical reasons ZMB was not consolidated in Q1). In spite of the favourable effect of starting international crude oil production in Q2 2003, group unit crude production costs increased from 3.4 USD/bbl to 4.5 USD/bbl, due to both the strengthening HUF against the USD and the natural increase in domestic production costs, related to higher maintenance at mature fields and production intensification efforts.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.



Refining and Marketing

Segment IFRS results

Refining & Marketing [2]	Q2 2002* HUF bn	Q2 2002* USD m	Q2 2003 HUF bn	Q2 2003 USD m	Change % HUF	Change % USD	H1 2002* HUF bn	H1 2002* USD m	H1 2003 HUF bn	H1 2003 USD m	Change % HUF	Change % USD
EBITDA	27.8	105.0	23.2	105.1	(17)	0	37.8	139.2	43.5	194.3	15	40
Operating profit/(loss)	**21.1**	**79.7**	**12.2**	**55.3**	**(42)**	**(31)**	**24.5**	**90.2**	**26.0**	**116.1**	**6**	**29**
CAPEX and investments[1]	2.7	10.2	11.4	51.6	322	406	4.1	15.1	14.5	64.8	254	329

FY 2002*		Q2 2002*	Q2 2003	Ch %	H1 2002*	H1 2003	Ch %
38.3	**Reported EBIT**	**21.1**	**12.2**	**(42)**	**24.5**	**26.0**	**6**
(1.7)	One-off items	(1.7)	0	(100)	(1.7)	0	(100)
5.8	Inventory valuation effect	(0.3)	0	(100)	7.2	0	(100)
(4.0)	Replacement modification	(2.8)	8.6	n.a.	(5.8)	7.9	n.a.
38.4	**Estimated clean CCS**	**16.3**	**20.8**	**28**	**24.1**	**33.9**	**41**

Key segmental operating data

FY 2002*	REFINED PRODUCT SALES Kt	Q2 2002*	Q2 2003	Change %	H1 2002*	H1 2003	Change %
4,269	Hungary	1,018.0	1,047.2	2.9	1,918.0	1,927.9	0.5
259	Slovakia	72.8	350.7	381.7	149.7	382.6	155.6
2,412	Other markets	607.2	1,047.7	72.5	1,164.3	1,675.9	43.9
6,940	**TOTAL CRUDE OIL PRODUCT SALES**	**1,698.0**	**2,445.6**	**44.0**	**3,232.0**	**3,986.4**	**23.3**

* These figures do not include Slovnaft.

In Q2 2003 external market factors exercised contradictory effects on downstream profitability. While refining and marketing margins were higher than those of Q2 2002, the forint's significant strengthening against the USD negatively influenced margins realised in HUF. The negative effect of holding inventory was also particularly pronounced in Q2 2003, as the Group had developed high inventory levels at the end of Q1 in preparation for the planned major plant maintenance, which took place in Q2. Furthermore, certain additional costs related to the maintenance were also incurred in the quarter.

Consolidated Group sales volumes were 2.4 Mt in Q2 2003, compared to 1.7 Mt in the previous year. The main reason for the improvement was the addition in sales in Slovakia, the Czech Republic and Poland due to Slovnaft consolidation in Q2 2003 (0.8 Mt). Group gasoline and diesel sales volumes on the Hungarian market were broadly stable in line with the market.
Group sales outside Hungary rose from 0.7 Mt to 1.4 Mt. Of this growth, 0.3Mt is attributable to the positive effect of consolidating Slovnaft's sales on the Slovak market. Slovnaft also achieved regional sales, excluding the Slovak and Hungarian markets, of over 0.5 Mt, representing roughly 50% of Group refined product sales outside Hungary and Slovakia.

In Q2 2003, our Hungarian retail fuel sales volumes remained broadly unchanged y-o-y. Our market share in the gasoline market was 41% and for gasoil was 47%, according to MÁSZ data. Slovnaft's retail market share in Slovakia according to SAPPO data was 45% for gasoline, 47% for gasoil. At the end of June 2003, the number of MOL Group filling stations was 786, out of which 374 were operated in Hungary, 311 in Slovakia, 50 in Romania, and 40 in the Czech Republic. Slovnaft is currently implementing a network efficiency improvement program, which has resulted in the closure of a large number of low turnover sites in Slovakia over the past year. This efficiency program helped Slovnaft to increase throughput per site in Slovakia by 14% y-o-y in Q2.

On the Hungarian market we increased our shop sales by 26%, non-fuel sales per litre grew by 26% and the number of loyalty cards in circulation rose by 7%. Our share of the lubricant market in Hungary also increased by 3% compared to Q2 2002. The proportion of card sales within MOL total sales in Hungary also went up by 1%. On the Slovakian market we increased our shop sales by 12%, but the non-fuel sales per litre grew to a lesser extent, by 4%, due to strong volume growth in fuel sales.
While Hungarian LPG and gas product demand shrank (-21%) and MOL's wholesale volumes decreased by 18% (-11 kt) compared to Q2 2002, our market share went up by 3%. Hungarian retail LPG consumption decreased by 12% and our retail LPG and gas product market share remained unchanged.

The significant increase in CAPEX compared to Q2 2002, is due both to the consolidation of Slovnaft in Q2 2003 and to the investment in the EU 2005 quality project.



Natural Gas

Segment IFRS results

Natural Gas	Q2 2002		Q2 2003		Change %		H1 2002		H1 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	5.6	21.2	(6.3)	(28.5)	n.a.	n.a.	1.6	5.9	(6.7)	(29.9)	n.a.	n.a.
Operating profit/(loss)	**2.9**	**11.0**	**(8.9)**	**(40.3)**	**n.a.**	**n.a.**	**(3.8)**	**(14.0)**	**(12.4)**	**(55.4)**	**(226)**	**(296)**
CAPEX and investments[1]	1.7	6.4	1.7	7.7	0	20	2.4	8.8	2.0	8.9	(17)	1

Key segmental operating data

FY 2002	NATURAL GAS BALANCE Million m³	Q2 2002	Q2 2003	Change %	H1 2002	H1 2003	Change %
2,862	Sales from production	450	341	(24)	1,566	1,497	(4)
10,020	Sales from import	1,627	1,826	12	5,126	6,311	23
12,882	**TOTAL SOURCES**	**2,077**	**2,167**	**4**	**6,692**	**7,808**	**17**
9,531	Sales to Gas Distribution Companies (GDCs)	1,227	1,328	8	5,035	6,157	22
2,277	Sales to power sector	611	651	7	1,098	1,164	6
1,074	Sales to industrial and other consumers	239	188	(21)	559	487	(13)
12,882	**TOTAL THIRD PARTY SALES**	**2,077**	**2,167**	**4**	**6,692**	**7,808**	**17**
508	Loss and own consumption	126	142	13	278	308	11
13,390	**TOTAL SALES AND LOSSES**	**2,203**	**2,309**	**5**	**6,970**	**8,116**	**16**
1,820	Natural gas transit	309	320	4	954	1,115	17

31 Dec 2002	**MOBILE NATURAL GAS INVENTORIES Million m³**	**30 June 2002**	**30 June 2003**	**Change %**
348.1	From domestic sources	323.1	274.0	(15)
1,724.0	From import sources	1,146.5	1,626.8	42
2,072.1	**TOTAL CLOSING INVENTORIES**	**1,469.6**	**1,900.8**	**29**

FY 2002	NATURAL GAS PRICES HUF/m³	Q2 2002	Q2 2003	Change %	H1 2002	H1 2003	Change %
28.3	Average import price	27.4	31.8	16	29.5	30.8	4
28.0	Average MOL selling price	31.1	32.2	4	27.7	27.6	0
26.3	Wholesale price to GDCs	29.5	31.1	5	25.9	26.0	0
33.0	Wholesale price to industry/power	33.4	33.8	1	33.2	33.5	1

The gas business loss in Q2 2003 was HUF 8.9 bn, compared to a HUF 2.9 profit in Q2 2002. The main reason for the significant deterioration in the operating result was the 33.5% increase in the USD denominated import gas price, which was only partially compensated by a stronger HUF against the USD (as the import price in HUF terms rose by 16%). The average wholesale price increased by only 4%, reflecting both a 5.4% price hike from July 1, 2002 for certain industrial customers supplied by Gas Distribution Companies and the 12-15% price hike from May 15, 2003 for households and smaller commercial customers.

In Q2 2003 we sold 1,826 Mm3 from import and 341 Mm3 from domestic production. Total sales volume was 2.2 bn m3, 0.1 bn m3 higher compared to Q2 2002. 1.6 bn m3 imported natural gas was added to storage in Q2 2003. The write-down of these inventories resulted in a HUF 3.9 bn decrease in our profit (compared to HUF 1.3bn in Q2 2002). Inventory volume at the end of H1 2003 was 29% higher y-o-y, in order to meet growing winter demand.

Revenue from our gas transit activities increased to HUF 1.3 bn (HUF 1.2 bn in Q2 2002), mainly due to increasing transit volume (+4%) and higher transit fees.

Segmental capital expenditure, mainly connected to reconstruction projects, remained unchanged.



Petrochemicals

Segment IFRS results

Petrochemicals [2]	Q2 2002*		Q2 2003		Change %		H1 2002*		H1 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	4.9	18.5	6.4	29.0	31	57	7.4	27.3	9.8	43.8	32	61
Operating profit/(loss)	**2.9**	**11.0**	**3.6**	**16.3**	**24**	**49**	**3.2**	**11.8**	**4.8**	**21.4**	**50**	**82**
CAPEX and investments[1]	4.3	16.2	12.3	55.7	186	244	4.9	18.0	18.1	80.8	269	349

Key segmental operating data

FY 2002*	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q2 2002*	Q2 2003	Change %	H1 2002*	H1 2003	Change %
596.4	Olefin products	55.4	84.8	53.1	119.3	138.5	16.1
221.6	Polimer products	141.7	189.7	33.9	280.6	343.3	22.3
FY 2002*	**PETROCHEMICAL SALES (external) Kt**	**Q2 2002***	**Q2 2003**	**Change %**	**H1 2002***	**H1 2003**	**Change %**
397.3	Hungary	102.7	90.2	(12.2)	203.1	183.1	(9.9)
11.3	Slovakia	3.1	19.3	522.6	5.8	22.7	291.4
409.5	Other markets	91.3	165.0	80.8	191.0	276.0	40.2
818.1	**TOTAL PETROCHEMICAL PRODUCT SALES**	**197.1**	**274.5**	**39.3**	**399.9**	**481.8**	**20.5**

* These figures do not include Slovnaft.

Q2 operating profit in the petrochemical segment grew by 24% y-o-y, in spite of weaker polymer demand, due in large part to the favourable effect of HUF strength against the USD on feedstock prices and favourable developments in the feedstock mix. In Q2 Slovnaft's petrochemical activities were consolidated for the first time, but due to a scheduled shut down for maintenance, the profit contribution was negligible.

The integrated petrochemical margin in Q2 2003 decreased slightly y-o-y, as the growth in quoted polymer prices was lower than that of raw material prices, due to weak polymer market demand. The LDPE margin went down marginally compared to Q2 2002, the PP margin dropped significantly (-40%), while the HDPE margin slightly increased. The fall in margins was slightly compensated by an increase in marketing margins compared to Q2 2002, reflecting the favourable effects of both TVK's commercial project and changes in Slovnaft's pricing policy.

Q2 2003 product sales grew to 274.5 kt, mainly due to Slovnaft's consolidation. Polymer sales were 189.7 kt, of which 30% was LDPE, 27% HDPE, and 43% PP sales. On the Hungarian market Q2 sales volumes were 12.2% lower compared to the same period of 2002. Due to a fall in market demand and an increase in competition from imports, polymer sales fell by 14.7 kt (27.3%), but towards the end of period the polymer market started to pick up. In Hungary in Q2, Group market share was 51%, 44% and 63% in LDPE, HDPE and PP products, respectively.
Sales on the Slovakian market went up to 19.3 kt, as a result of Slovnaft consolidation, and Group market share was 70% for LDPE and 51% for PP products. However, the planned shutdown of Slovnaft's olefin cracker for maintenance adversely affected the Group's positions on the Slovakian market in the period.
On other European markets, Group sales increased by 73.7kt compared to the same period in 2002, mainly due to Slovnaft consolidation. On our main export markets, Germany and Poland, sales volumes were strong despite the drop in market demand, reflecting the positive effect of TVK-Slovnaft one-channel sales implementation.

Capital expenditures almost tripled compared to Q2 2002, due principally to the significant capacity expansion investment program at TVK. The planning, implementation and related procurement progressed according to schedule for all projects, both the olefin and polyethylene capacity expansion project at TVK and the polypropylene project at Slovnaft.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.



Financial overview

Operations

In H1 2003, Group net sales revenues increased by 20% totalling HUF 692.8 bn of which HUF 96.6 bn relates to Slovnaft, following its full consolidation from Q2 2003. Group sales to customers outside Hungary reached HUF 249.4 bn, up by 45%, and represented 36% of total sales. The value of raw materials and consumables used increased by 27%, the majority of the increase relates to the Slovnaft consolidation. Within this, raw material costs increased by 33%, HUF 58.3 bn of the increase relates to the Slovnaft consolidation. The cost of goods purchased for resale increased by 21%, reflecting primarily the effect of significantly higher sales volume of imported gas. The value of material-type services and the cost of subcontractors increased by 50%, of which HUF 7.5 bn relates to Slovnaft's consolidation. Personnel expenses for the first half decreased by 3%, in spite of the HUF 4.0 bn Slovnaft contribution, reflecting headcount reduction measures. The "change in inventory of finished goods and work in progress" increased total operating expenses by HUF 2.5 bn in H1 2003, compared with an increase of HUF 11.5 bn in H1 2002. This change reflects lower unit costs and, in order to exploit the expected increase in market demand for certain products, higher inventory volume at MOL, which was reduced by the Slovnaft effect of HUF 5.8bn.

Total financial income in H1 2003 was HUF 5.0 bn, 66% lower than in H1 2002 mainly due to the FX loss incurred in the period against the net foreign exchange gain of HUF 9.0 bn recognised in H1 2002. Total financial expenses for H1 2003 amounted to HUF 23.7 bn, of which interest payable was HUF 7.3 bn, down by 16% mainly due to the lower average outstanding debt than in the comparative period. The decrease was offset by a HUF 13.2 bn net foreign exchange loss incurred in H1 2003, due to a revaluation of foreign currency debt for exchange rate movements in the period. Income from associates was HUF 4.4 bn, the majority of this relates to Slovnaft's Q1 result. Minority interests decreased by HUF 0.8 bn reflecting the disposal of the main contributor, Nitrogénművek Rt. in late 2002.

Balance sheet

The significant changes in most Balance sheet items reflect the effect of the full consolidation of Slovnaft from Q2 2003. Total assets amounted to HUF 1,266.8 bn at the end of June 2003, an increase of 35%. Within this, due to the above mentioned fact, property, plant and equipment increased by 66%, while investments decreased notably with the full consolidation of shareholdings in Slovnaft, previously accounted for under the equity method. Long-term debt including long-term debt repayable within one year increased by 12%, the combined result of net loans drawn during the interim period and the inclusion of HUF 11.7 bn Slovnaft liability. Short-term debt (excluding the current portion of long-term debt) was HUF 68.7 bn, an increase of 7% compared to 30 June 2002 due to the inclusion of HUF 6.8 bn short-term debt from the Slovnaft Group. As at 30 June 2003, 34% of the MOL Group's total debt was denominated in Euro, 32% in USD, 32% in HUF and 2% in SKK. At the end of H1 2003 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 29% compared with 30% at the end of June 2002. The significant deferred tax liability is primarily the result of the fair valuation adjustment on the fixed assets of Slovnaft. Other long-term liabilities increased to HUF 65.8 bn, as under IFRS, the "C" shares are recognised as liability due to the connected options structure.

Cash flow

Operating cash flow was HUF 92.3 bn, representing a decrease of 4% on H1 2002, while operating cash flow before movements in working capital increased by 5%. The reduction in working capital needs contributed HUF 15.7 bn to operating cash flow, arising from the positive effect of the fall in trade receivables and other current assets, of HUF 12.5 bn and HUF 5.0 bn, respectively, and the HUF 15.4 bn increase in trade payables. This was partially offset by the HUF 15.0 bn increase in inventories and the HUF 2.2 bn decrease in other payables. Corporate tax paid amounted to HUF 2.5 bn, related mainly to Slovnaft. Net cash used in investing activities was HUF 88.0 bn compared with HUF 20.0 bn in the first six months of 2002, reflecting mainly the recent Slovnaft and ZMB transactions. CAPEX increased due to the consolidation of Slovnaft and capital expenditures on the Zapadno-Malobalyk field. Net financing cash outflows amounted to HUF 18.5 bn, mainly as a result of changes in short-term debt and financial costs incurred at MOL. As Slovnaft and ZMB are consolidated from 2003 Q2 their opening cash balances are reflected as a separate item in the cash flow statement.



APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2003

Unaudited quarterly figures (in HUF millions)

FY 2002		Q2 2002	Q2 2003	Ch. %	H1 2002	H1 2003	Ch. %
1,159,657	Net sales	286,520	354,146	24	578,319	692,779	20
7,273	Other operating income	5,750	3,325	(42)	7,193	6,058	(16)
1,166,930	**Total operating revenues**	**292,270**	**357,471**	**22**	**585,512**	**698,837**	**19**
338,260	Raw material costs	83,189	131,983	59	165,471	219,289	33
66,457	Value of material-type services used	16,736	28,087	68	27,917	41,764	50
463,783	Cost of goods purchased for resale	103,559	114,451	11	236,998	285,650	21
868,500	*Raw material and consumables used*	*203,484*	*274,521*	*35*	*430,386*	*546,703*	*27*
73,801	Personnel expenses	21,931	22,770	4	39,513	38,253	(3)
71,608	Depreciation, depletion, amortisation and impairment	16,749	22,917	37	33,075	43,094	30
95,351	Other operating expenses	17,566	26,959	53	35,454	44,717	26
15,428	Ch. In inventory of finished goods & work in progress	6,890	13,066	90	11,515	2,515	(78)
(14,927)	Work performed by the enterprise and capitalised	(3,325)	(3,443)	4	(5,592)	(5,426)	(3)
1,109,761	**Total operating expenses**	**263,295**	**356,790**	**36**	**544,351**	**669,856**	**23**
57,169	**Operating profit**	**28,975**	**681**	**(98)**	**41,161**	**28,981**	**(30)**
5,194	Interest received	822	561	(32)	1,668	1,198	(28)
430	Dividends received	317	298	(6)	317	375	18
24,662	Exchange gains and other financial income	9,578	2,832	(70)	12,829	3,444	(73)
30,286	*Total financial income*	*10,717*	*3,691*	*(66)*	*14,814*	*5,017*	*(66)*
17,364	Interest on borrowings	4,259	4,087	(4)	8,686	7,262	(16)
4,369	Interest on provisions	1,049	1,250	19	2,136	2,500	17
690	Write-off of financial investments	0	(157)	n.a.	0	(157)	n.a.
5,975	Exchange losses and other financial expenses	3,618	8,160	126	3,843	14,103	267
28,398	*Total financial expense*	*8,926*	*13,340*	*49*	*14,665*	*23,708*	*62*
(1,888)	**Financial expense/(gain), net**	**(1,791)**	**9,649**	**(639)**	**(149)**	**18,691**	**n.a.**
(7,866)	(Income) /loss from associates	(1,606)	(835)	(48)	(2,658)	(4,401)	66
66,923	**Profit before tax**	**32,372**	**(8,133)**	**(125)**	**43,968**	**14,691**	**(67)**
1,939	Income tax expense/(benefit)	1,772	667	(62)	2,653	1,431	(46)
64,984	**Profit after tax**	**30,600**	**(8,800)**	**(129)**	**41,315**	**13,260**	**(68)**
278	Minority interests	(1,196)	(1,730)	45	(1,712)	(958)	(44)
65,262	**Net income**	**29,404**	**(10,530)**	**(136)**	**39,603**	**12,302**	**(69)**
675	**Basic and diluted earnings per share (HUF)**	**300**	**(102)**	**(134)**	**405**	**125**	**(69)**



APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP

AS AT 30 JUNE 2003

Unaudited quarterly figures (in HUF millions)

31 Dec 2002		30 June 2002	30 June 2003	Change %
	Assets			
	Non-current assets			
26,000	Intangible assets	21,895	27,945	28
472,739	Property, plant and equipment	463,536	770,331	66
105,725	Investments	101,266	25,184	(75)
18,134	Deferred tax asset	17,022	20,716	22
8,123	Other non-current assets	4,056	14,336	253
630,721	**Total non-current assets**	**607,775**	**858,512**	**41**
	Current assets			
120,325	Inventories	122,299	166,553	36
121,459	Trade receivables, net	113,740	137,021	20
9,288	Marketable securities	21,025	9,311	(56)
35,440	Other current assets	33,275	53,970	62
42,251	Cash and cash equivalents	41,377	41,421	0
328,763	**Total current assets**	**331,716**	**408,276**	**23**
959,484	**Total assets**	**939,491**	**1,266,788**	**35**
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,245	Share capital	97,935	93,260	(5)
246,934	Reserves	261,370	331,460	27
65,262	Net income for the period	39,603	12,302	(69)
405,441	**Total shareholders' equity**	**398,908**	**437,022**	**10**
68,714	**Minority interest**	**73,836**	**153,808**	**108**
	Non-current liabilities			
144,746	Long-term debt, net of current portion	147,700	172,114	17
49,432	Provisions for liabilities and charges	39,682	49,439	25
587	Deferred tax liability	-	19,889	n.a.
270	Other non-current liabilities	255	65,765	25,690
195,035	**Total non-current liabilities**	**187,637**	**307,207**	**64**
	Current liabilities			
159,029	Trade and other payables	150,174	224,129	49
15,173	Provisions for liabilities and charges	11,161	23,125	107
64,634	Short-term debt	64,066	68,665	7
51,458	Current portion of long-term debt	53,709	52,832	(2)
290,294	**Total current liabilities**	**279,110**	**368,751**	**32**
959,484	**Total liabilities and shareholders' equity**	**939,491**	**1,266,788**	**35**



APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2003
Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2003	93,245	246,934	65,262
Transfer to reserves of retained profit for the previous year		65,262	(65,262)
Retained profit for the period			12,302
Cash flow hedges		2,661	
Currency translation differences		20,320	
Net change in balance of treasury shares held	15	102	
Other		1,309	
Dividend for the year 2002		(5,128)	
Closing balance 30 June 2003	93,260	331,460	12,302

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2003
Unaudited quarterly figures (in HUF millions)

FY 2002		Q2 2002	Q2 2003		H1 2002	H1 2003	Ch. %
167,845	**Net cash provided by operating activities**	**40,021**	**37,078**	**(7)**	**95,897**	**92,269**	**(4)**
18,624	Of which changes in working capital	(5,643)	**9,659**	(271)	23,027	15,707	(32)
(90,334)	Capital expenditures and exploration costs	(15,735)	(30,595)	94	(23,029)	(46,228)	101
4,781	Proceeds from the disposal of fixed assets	1,131	503	(56)	1,836	726	(60)
0	Proceeds from acquisition of subsidiaries	0	(1,080)	n.a.	0	(46,265)	n.a.
5,508	Proceeds from the disposal of subsidiaries	2,609	3,323	27	2,609	3,323	27
(1,280)	Acquisition of other investments	37	(241)	(751)	3	(241)	(8,133)
1,860	Proceeds from the disposal of investments	(361)	594	(265)	1,433	594	(59)
(1,901)	Changes in loans and long-term bank deposits	(541)	413	(176)	(291)	(254)	(13)
4,334	Changes in short term investments	8,098	(2,565)	(132)	(7,625)	(4,494)	(41)
5,789	Interest received and other financial income	1,065	1,539	45	2,547	2,793	10
6,030	Dividend received	2,562	1,930	(25)	2,562	2,007	(22)
(65,213)	**Net cash used in investing activities**	**(1,135)**	**(26,179)**	**2,207**	**(19,955)**	**(88,039)**	**341**
14,368	Issuance of long-term notes	140	0	(100)	14,508	0	(100)
(4,463)	Repayment of long term notes	0	0	n.a.	0	0	n.a.
0	Issuance of zero-coupon bonds	16,297	0	(100)	16,297	0	(100)
69,569	Issuance of long-term debt	4,476	35,709	698	5,492	72,378	1,218
(158,171)	Repayments of long term debt	(25,935)	(33,043)	27	(103,515)	(69,299)	(33)
(3,296)	Changes in other long term liabilities	1,015	(4)	(100)	945	(473)	(150)
15,467	Issuance and repayment of zero coupon notes	(13,680)	12,190		0	10,943	
(1,253)	Changes in short-term debt	(6,639)	(15,035)	126	(9,390)	(21,179)	126
(20,229)	Interest paid and other financial costs	(6,102)	(5,066)	(17)	(10,347)	(10,582)	2
(5,380)	Dividends paid to shareholders	(5,309)	0	(100)	(5,309)	0	(100)
(1,621)	Dividends paid to minority interest	(1,621)	(401)	(75)	(1,621)	(401)	(75)
(23,283)	Net sale/(repurchase) of treasury shares	274	106	(61)	464	108	(77)
(118,292)	**Net cash used in financing activities**	**(37,084)**	**(5,544)**	**(85)**	**(92,476)**	**(18,505)**	**(77)**
(15,660)	**Net increase/(decrease) in cash**	**1,802**	**5,355**	**197**	**(16,534)**	**(14,275)**	**(17)**
57,911	Cash at the beginning of the period	39,575	22,621	(43)	57,911	42,251	(27)
0	Net cash acquired with subsidiaries	0	12,147	n.a.	0	12,147	n.a.



APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2002	NET EXTERNAL SALES REVENUES[1]	Q2 2002	Q2 2003	Ch. %	H1 2002	H1 2003	Ch. %
4,486	Exploration and Production	1,793	6,639	270	2,729	7,036	158
652,886	Refining and Marketing	185,447	229,733	24	319,681	383,590	20
359,639	Natural Gas	63,250	71,238	13	182,764	220,484	21
119,392	Petrochemicals	29,537	46,661	58	58,141	80,284	38
23,254	Corporate and other	6,493	(124)	n.a.	15,004	1,385	(91)
1,159,657	**TOTAL**	**286,520**	**354,146**	**24**	**578,319**	**692,779**	**20**

FY 2002	OPERATING PROFIT[1]	Q2 2002	Q2 2003	Ch. %	H1 2002	H1 2003	Ch. %
51,355	Exploration and Production	12,046	11,293	(6)	28,674	29,317	2
37,350	Refining and Marketing	21,080	12,165	(42)	24,503	26,013	6
195	Natural Gas	2,887	(8,943)	n.a.	(3,782)	(12,414)	(228)
(513)	Petrochemicals	2,944	3,552	21	3,182	4,776	50
(31,527)	Corporate and other	(6,438)	(11,255)	(75)	(11,418)	(17,114)	(50)
309	Intersegment transfers[2]	(3,544)	(6,132)	(73)	2	(1,598)	n.a.
57,169	**TOTAL**	**28,975**	**681**	**(98)**	**41,161**	**28,981**	**(30)**

FY 2002	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q2 2002	Q2 2003	Ch. %	H1 2002	H1 2003	Ch. %
16,846	Exploration and Production	3,012	13,487	348	5,386	14,741	174
20,677	Refining and Marketing	3,503	12,942	269	5,204	15,534	199
9,606	Natural Gas	337	1,606	377	1,659	2,237	35
20,164	Petrochemicals	1,955	12,804	555	2,626	18,638	610
8,486	Corporate and other	3,012	925	(69)	4,562	1,323	(71)
75,779	**TOTAL**	**11,819**	**41,764**	**253**	**19,437**	**52,473**	**170**

FY 2002	DEPRECIATION	Q2 2002	Q2 2003	Ch. %	Q1 2002	Q1 2003	Ch. %
17,776	Exploration and Production	4,555	4,547	(0)	8,642	10,431	21
27,184	Refining and Marketing	6,721	11,034	64	13,295	17,523	32
11,270	Natural Gas	2,693	2,682	(0)	5,368	5,672	6
9,039	Petrochemicals	1,961	2,809	43	4,267	4,987	17
6,339	Corporate and other	819	1,845	125	1,503	4,481	198
71,608	**TOTAL**	**16,749**	**21,917**	**37**	**33,075**	**43,094**	**30**

31/12/2002	TANGIBLE ASSETS	30/06/2002	30/06/2003	Ch. %
72,511	Exploration and Production	72,614	97,605	34
185,951	Refining and Marketing	183,446	371,352	102
100,953	Natural Gas	100,839	96,946	(4)
74,341	Petrochemicals	83,544	141,133	69
38,980	Corporate and other	23,093	63,295	174
472,736	**TOTAL**	**463,536**	**770,331**	**66**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both H1 2002 and H1 2003. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business is included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the



APPENDIX VI

MAIN EXTERNAL PARAMETERS IN Q2 2003

	Q2 2002	Q2 2003	Change %	H1 2002	H1 2003	Change %
Brent dated (USD/bbl)	25.1	26.0	4	23.1	28.8	25
Ural Blend (USD/bbl)	23.6	23.9	1	21.7	26.5	22
Reuters refining margin (Ural crack)	1.32	2.82	114	1.23	3.79	208
Premium unleaded gasoline (USD/t)*	257.7	272.5	6	228.4	295.2	29
Gas oil - EN 590 (USD/t)*	217.0	244.8	13	203.2	281.5	38
Naphta (USD/t)*	215.0	224.1	4	200.2	269.0	34
Ethylene (EUR/t)	540	575	6	507	575	13
HUF/USD average	264.7	220.8	(17)	271.5	223.9	(18)
HUF/USD closing/previous closing	246.7/279.2	233.0/227.0	n.a.	246.7/279.0	233.0/225.2	n.a.
HUF/EUR closing/previous closing	244.7/243.5	266.3/246.8	n.a.	244.7/246.3	266.3/235.9	n.a.
SKK/USD average	46.8	36.3	(22)	47.5	37.7	(21)
3m USD LIBOR (%)	1.87	1.17	(37)	1.82	1.18	(35)
3m EURIBOR (%)	3.45	2.37	(31)	3.40	2.53	(26)
3m BUBOR (%)	8.81	6.99	(21)	8.77	6.75	(23)

* CIF Med parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q2 2003

Announcement date	
3 April	MOL submitted a draft public offer to the Slovak Financial Market Office
7 April	And every following week: update on the treasury share purchase program
7 April	The Court of Registration registered the increase of MOL's registered capital via private placement
8 April	The Slovak Financial Market Office did not approve the draft public offer submitted by MOL
11 April	MOL sold its minority interest in gas distributor DDGÁZ Rt.
17 April	Resolutions of MOL's Annual General Meeting
29 April	Share distribution to MOL employees
14 May	MOL sold its majority interest in gas retailer Kiskungáz Rt.
16 May	Dividend announcement for the 2002 financial year
20 May	Share sale of a MOL manager
30 May	MOL distributed shares to the non-executive members of the Board of Directors
4 June	Change in the place of the company's announcements
4, 19 and 30 June	Share sale of MOL managers
17 June	MOL welcomes the approval of the new Gas Supply Act
18 June	The Government decided on the future sale of the State shareholding in MOL
27 June	MOL signed a EUR 600 million multi-currency revolving facility agreement



APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2000	31 Dec 2001	30 June 2002	31 Dec 2002	31 March 2003	30 June 2003
Foreign institutional investors	43.5	46.3	46.1	42.4	41.0	37.0
OMV	9.3	10.0	10.0	10.0	10.0	9.1
Slovbena, Slovintegra	0.0	0.0	0.0	0.0	1.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	25.0	25.0	25.0	22.7
Hungarian institutional investors	4.9	5.0	4.8	4.7	6.2	7.6
Hungarian private investors	0.5	0.5	0.4	0.4	0.4	1.1
Depositories	16.4	12.5	13.1	12.2	12.1	8.6
MOL Rt. (treasury shares)	0.3	0.6	0.5	5.2	4.2	3.8
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 23.7% of the voting shares +1 share, only 3 shareholders owned more than 2% of the ordinary share capital of MOL Rt. at 30 June 2002: the depository bank for MOL's GDR programme at that date, JP Morgan Chase Bank which had 12.2%, OMV owning 9.5% and VCP owning 2.9% of the voting shares of MOL. The number of treasury shares held by MOL decreased by 21,157 from 4,170,393 to 4,149,236 as a result of the distribution to members of the board of directors and employees. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

There were no relevant changes in the governing bodies of MOL Rt. during the period.